UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Board changes Regulated Information March 8, 2012 – 7:00 am CET

MATS JANSSON SUCCEEDS GEORGES JACOBS

AS CHAIRMAN DELHAIZE GROUP

BRUSSELS, Belgium, March 8, 2012 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that Mats Jansson will become Chairman of the Board when current Chairman, Georges Jacobs, retires, as scheduled on May 24, 2012.

“A year ago we invited Mats Jansson to join our board and were immediately impressed by his experience and focused contributions. Today, we are pleased to welcome him to his new role as Chairman of the Board of Directors. I am very glad to pass the torch to Mats whose experience both as a retail executive and at various boards will no doubt make him a very successful chairman of Delhaize Group”, said Georges Jacobs, “I would also like to take this opportunity to thank my colleagues of the board for the great team I have had the privilege to work with. Finally, I would like to commend management for the collaboration made of openness and strong determination I have very much enjoyed during my seven years as chairman. I leave this great company full of confidence in its future growth supported by the key initiatives of its New Game Plan.”

Commenting on his appointment, Mats Jansson said: “I am honored to become the Chairman of the Board of Delhaize Group, a position so successfully held by Georges Jacobs. Since joining the Board in May of 2011, I have had the opportunity to meet a number of dedicated and passionate people. I am convinced of the company’s strengths and look forward to working with a great team as we position Delhaize for a successful future.

Pierre-Olivier Beckers, President and CEO of Delhaize Group said: “ Georges Jacobs has been a great chairman, balancing the need for making swift decisions and maintaining the space for open dialogues thereby building a real cohesive board while at the same time acting both as a constructive challenger and a sought after thought partner for management. His experience and wisdom will be missed. We are all looking forward to working with Mats Jansson and drawing upon his significant experience as a top executive to further strengthen and accelerate the development of Delhaize Group”

Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO Catena/Billa from 1994 to 1999. From 2000 to 2005, Mr. Jansson held the position of CEO with Axfood, the second biggest food retailer in Sweden. He was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He currently serves as an independent member of Danske Bank.

Delhaize Group also announced the appointment of Ms. Shari Ballard to its board of directors. Ballard, President, International and Enterprise Executive Vice President, Best Buy, will join the board of directors in May 2012. “Shari brings a wealth of retail experience and we are convinced she will have a positive impact on our company,” Beckers noted.

Ms. Ballard was named President, International and Enterprise Executive Vice President of Best Buy Co., Inc. in January 2012. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, and took on positions of increasing responsibility before being named Executive Vice

Delhaize Group – Board Changes – March 8, 2012

President of Human Resources and Legal in 2004. Ms. Ballard then served as Executive Vice President, Retail Channel Management of Best Buy, responsible for the Best Buy stores across the United States. In 2010, she assumed the role of Co-President of the Americas and Executive Vice President, leading Best Buy’s operations throughout North America. Ms. Ballard graduated from the University of Michigan - Flint with a Bachelors Degree in Social Work.

The company’s shareholders will be asked elect Ms. Ballard to the Delhaize Group Board of Directors at the Ordinary General Meeting scheduled for May 24, 2012. The Board will also propose the renewal of the mandate of Ms. Claire H. Babrowski, Mr. Pierre-Olivier Beckers and Mr. Didier Smits.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of 2011, Delhaize Group’s sales network consisted of 3 408 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell: Aurélie Bultynck: Steven Vandenbroeke (media):	+ 32 2 412 75 71 + 32 2 412 83 61 + 32 2 412 86 69

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Board Changes – March 8, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 12, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President